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EXHIBIT 12.1

BRT REALTY TRUST AND SUBSIDIARIES
SCHEDULE OF COMPUTATION OF RATIO AND EARNINGS TO FIXED CHARGES
(Dollars in thousands, except ratios)

	Years Ended September 30,
	2014	2013	2012	2011	2010
Earnings:
(Loss) income from continuing operations	$(17,566)	$(6,937)	$(5,927)	$3,990	$(4,590)
Interest expense	20,670	11,978	3,778	1,030	592

Total earnings	3,104	5,041	$(2,149)	$5,020	$(4,018)

Fixed charges:
Interest expense	$20,670	$11,978	$3,778	$1,030	$592
Capitalized interest	1,310	2,277	1,655	775	—

Total fixed charges	$21,980	$14,255	$5,433	$1,805	$592

Ratio of earnings to fixed charges	.14	.35	–.40	2.78	–6.79

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  EXHIBIT 12.1
BRT REALTY TRUST AND SUBSIDIARIES SCHEDULE OF COMPUTATION OF RATIO AND EARNINGS TO FIXED CHARGES (Dollars in thousands, except ratios)